February 7, 2017
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re:     EZCORP, Inc.
Registration Statement on Form S-4 (File No. 333-215906)
Application for Withdrawal of Registration Statement
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, EZCORP, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4 (File No. 333-215906), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on February 3, 2017 (filing date changed to February 6, 2017).
The Registration Statement was filed in error as an initial Form S-4, rather than a pre-effective amendment as intended. The Registration Statement will be refiled as Pre-Effective Amendment No. 1 to Form S-4 (File No. 333-202627). The Registration Statement was not declared effective, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.
If you have any questions regarding this application, please contact Robert L. Kimball of Vinson & Elkins L.L.P. by telephone at (214) 220-7860 or by fax at (214) 999-7860. Thank you for your attention to this matter.
Sincerely,
EZCORP, INC.
By:    /s/ Thomas H. Welch, Jr.
Thomas H. Welch, Jr.
Senior Vice President,
General Counsel and Secretary
cc:     Robert L. Kimball, Vinson & Elkins L.L.P.

EZCORP, Inc. 2500 Bee Cave Road Building One, Suite 200 Rollingwood, Texas 78746 (512) 314-3400